UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934

                          (Amendment No. 15)

                    CENTRAL STEEL AND WIRE COMPANY
                   --------------------------------
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                             155411-10-1
                            (CUSIP Number)

  Check the  following  box  if  a fee  is  being  paid  with  this statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1.   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 FRANK A. TROIKE


  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  __

                                                         (b)  __

  3.   SEC USE ONLY



  4.   CITIZEN OR PLACE OF ORGANIZATION

            U.S.A.


  5.   SOLE VOTING POWER



  6.   SHARED VOTING POWER

            90


  7.   SOLE DISPOSITIVE POWER




  8.   SHARED DISPOSITIVE POWER

            90


  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            90


  10.  CHECK  BOX  IF THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
       CERTAIN SHARES

            X


  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            Less than .1%


  12.  TYPE OF REPORTING PERSON

            IN

  1.   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ALFRED G. JENSEN


  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  __

                                                         (b)  __

  3.   SEC USE ONLY



  4.   CITIZEN OR PLACE OF ORGANIZATION

            U.S.A.


  5.   SOLE VOTING POWER



  6.   SHARED VOTING POWER

            80


  7.   SOLE DISPOSITIVE POWER


  8.   SHARED DISPOSITIVE POWER

            80


  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            80


  10.  CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
       CERTAIN SHARES

            X

  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            Less than .1%


  12.  TYPE OF REPORTING PERSON

            IN

  1.   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 JOHN M. TIERNAN


  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  __

                                                         (b)  __


  3.   SEC USE ONLY


  4.   CITIZEN OR PLACE OF ORGANIZATION

            U.S.A.


  5.   SOLE VOTING POWER


  6.   SHARED VOTING POWER

            50

  7.   SOLE DISPOSITIVE POWER


  8.   SHARED DISPOSITIVE POWER

            50

  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            50


  10.  CHECK BOX  IF  THE  AGGREGATE AMOUNT  IN  ROW  (9)  EXCLUDES
       CERTAIN SHARES

            X

  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            Less than .1%


  12.  TYPE OF REPORTING PERSON

            IN

  1.   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 RICHARD P. UGOLINI


  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  __

                                                         (b)  __

  3.   SEC USE ONLY


  4.   CITIZEN OR PLACE OF ORGANIZATION

            U.S.A.


  5.   SOLE VOTING POWER


  6.   SHARED VOTING POWER

            60


  7.   SOLE DISPOSITIVE POWER


  8.   SHARED DISPOSITIVE POWER

            60

  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            60


  10.  CHECK  BOX  IF THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
       CERTAIN SHARES

            X


  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            Less than .1%



  12.  TYPE OF REPORTING PERSON

            IN

  1.   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 MICHAEL X. CRONIN


  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)  __

                                                         (b)  __

  3.   SEC USE ONLY


  4.   CITIZEN OR PLACE OF ORGANIZATION

            U.S.A.


  5.   SOLE VOTING POWER

            10


  6.   SHARED VOTING POWER


  7.   SOLE DISPOSITIVE POWER

            10


  8.   SHARED DISPOSITIVE POWER



  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10


  10.  CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN ROW  (9)  EXCLUDES
       CERTAIN SHARES

            X


  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            Less than .1%


  12.  TYPE OF REPORTING PERSON

            IN

  INTRODUCTORY NOTE: This Amendment No. 15 amends only Items 2(a) and 4 of the Schedule 13G. Pursuant to Rule 13d-2(c) and Item 101(a)(2)of Regulation S-T, however, as the first amendment after mandated electronic filing, this Amendment restates the entire text of the Schedule 13G.


  Item  1(a).    Name of Issuer.

                 Central Steel & Wire Company

  Item  1(b).    Address of Issuer's Principal Executive Offices.

                 3000 West 51st Street
                 Chicago, Illinois 60632

  Item 2(a).     Name of Persons Filing.

                 Frank A Troike
                 Alfred G. Jensen
                 John M. Tiernan
                 Richard P. Ugolini
                 Michael X. Cronin

  Item 2(b).     Address  of Principal Business Office Or, If None,
                 Residence.

                 Central Steel & Wire Company
                 3000 West 51st Street
                 Chicago, Illinois 60632



  Item  2(c).    Citizenship.

                 United States of America.

  Item  2(d).    Title of Class of Securities.

                 Common Stock.

  Item  2(e).    CUSIP Number.

                 155411-10-1


  Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

            (f) [X] The Central Steel & Wire Company Profit Sharing Trust funds the Central Steel & Wire Company Profit Sharing Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974. See Item 4.

  Item 4.   Ownership

            At December 31, 1993, the Central Steel & Wire Company Profit Sharing Trust continued to own 51,338 shares of the Common Stock of Central Steel and Wire Company (17.95% of the shares outstanding). The members of the Profit Sharing Board (Frank A. Troike, Alfred G. Jensen, John M. Tiernan, Richard P. Ugolini and Michael
            X. Cronin) shared the voting and investment power with respect to such shares. Each of these individuals disclaims beneficial ownership of the shares described in this paragraph.

            These  individuals   are  beneficial  owners   of,  and
            exercise the following powers with respect to, the following additional shares:

            Mr. Troike          90        (shared voting  power and
                                          shared   investment
                                          power)

            Mr. Jensen          80        (shared voting power and
                                          shared investment power)

            Mr. Tiernan         50        (shared voting power  and
                                          shared investment power)

            Mr. Ugolini         60        (shared voting power  and
                                          shared investment power)

            Mr. Cronin          10        (sole  voting  power  and
                                          sole investment power)

  Item 5.   Ownership of Five Percent or Less of a Class.

            Not  Applicable.

  Item 6.   Ownership  of  More  Than  Five Percent  on  Behalf  of
            Another Person.

                 The Central Steel & Wire Company Employees' Profit
            Sharing Trust has the right to receive dividends on, and the proceeds from any sale of, the shares owned by it. With respect to the other shares included in the answer to Item 4, other individuals share the right to receive dividends on, and the proceeds from any sale of, the shares as to which the listed individuals exercise shared voting and investment power.


  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By The Parent Holding Company.

            Not  Applicable.

  Item 8.   Identification and  Classification  of Members  of  the
            Group.

            Not  Applicable.

  Item 9.   Notice of Dissolution of Group.

            Not Applicable.

  Item 10.  Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities owned by the Profit Sharing Trust referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of Central Steel and Wire Company and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

            After  reasonable  inquiry  and   to  the  best  of  my
  knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                     DATE:  January 20, 1994



                                     s/ Frank A. Troike
                                     ----------------------------
                                     Frank   A.  Troike,   for  the
                                     Central  Steel &  Wire Company
                                     Profit Sharing Board

                              EXHIBIT A

            The undersigned agree that the foregoing Amendment No. 15 to Statement on Schedule 13G is filed on behalf of each of them.



                                          s/ Frank A. Troike
                                          -----------------------
                                          Frank A. Troike



                                          s/ Alfred G. Jensen
                                          -----------------------
                                          Alfred G. Jensen


                                          s/ John M. Tiernan
                                          -----------------------
                                          John M. Tiernan


                                          s/ Richard P. Ugolini
                                          -----------------------
                                          Richard P. Ugolini



                                          s/ Michael X. Cronin
                                          -----------------------
                                          Michael X. Cronin